Guidewire Software, Inc.

2211 Bridgepointe Parkway

San Mateo, CA 94404

VIA EDGAR AND FACSIMILE

January 20, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-4720

Attention: Barbara C. Jacobs, Assistant Director

Re:	Guidewire Software, Inc. Acceleration Request for Registration Statement on Form S-1 File No. 333-176667

Dear Ms. Jacobs:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Guidewire Software, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to January 24, 2012, at 4:00 p.m., Eastern time, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division Corporation Finance of the Securities and Exchange Commission (the “Commission”). In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act. Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Rick Kline at (650) 752-3139. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Rick Kline, by facsimile to (650) 853-1038.

In connection with the foregoing, the Company hereby acknowledges the following:

•

should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact Rick Kline of Goodwin Procter LLP at (650) 752-3139.

Sincerely,

GUIDEWIRE SOFTWARE, INC.

/s/ Robert F. Donohue
Robert F. Donohue
Vice President & General Counsel

cc:	Marcus S. Ryu (Guidewire Software, Inc.)
Richard A Kline, Esq. (Goodwin Procter LLP)
Robert G. Day (Wilson Sonsini Goodrich & Rosati P.C.)